Exhibit 99.1

SMART Technologies Inc.

NOTICE OF ANNUAL

MEETING TO BE HELD ON

AUGUST 3, 2012

AND

MANAGEMENT INFORMATION CIRCULAR

AND

PROXY STATEMENT

June 26, 2012

SMART Technologies Inc.

NOTICE OF ANNUAL GENERAL MEETING OF THE SHAREHOLDERS

TAKE NOTICE THAT an Annual General Meeting (the “Meeting”) of the shareholders (“Shareholders”) of SMART Technologies Inc. (the “Corporation”) will be held at the Sheraton Suites Eau Claire, 255 Barclay Parade SW, Calgary, Alberta T2P 5C2, at 9:00 A.M. (MDT) on Friday, August 3, 2012 for the following purposes:

1.	to receive and consider the financial statements of the Corporation as at and for the fiscal year ended March 31, 2012, together with the report of the auditors thereon;

2.	to fix the number of directors to be elected at seven (7);
3.	to elect David Martin, Nancy Knowlton, Salim Nathoo, Arvind Sodhani, Michael J. Mueller, Robert C. Hagerty and David B. Sutcliffe as the directors of the Corporation for the ensuing year;

4.

to appoint KPMG LLP, Chartered Accountants as the auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to determine the remuneration to be paid to the auditors; and

5.

to transact such other business as may properly come before the Meeting. Information relating to matters to be acted upon by the Shareholders at the Meeting is set forth in the accompanying Management Information Circular.

A Shareholder may attend the Meeting in person or may be represented at the Meeting by proxy. Shareholders who are unable to attend the Meeting in person and wish to be represented by proxy are requested to date, sign and return the accompanying Instrument of Proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the accompanying Management Information Circular and Instrument of Proxy. Shareholders who cannot attend the Meeting may vote by mail, by using the internet or by telephone. See the accompanying Information Circular for information on how to vote. An Instrument of Proxy will not be valid unless it is received by Computershare Trust Company of Canada not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of Alberta) before the time of the Meeting, or any adjournment thereof. A person appointed as proxy holder need not be a Shareholder of the Corporation.

Only Shareholders of record as at the close of business on June 22, 2012 (the “Record Date”) are entitled to receive notice of the Meeting.

SHAREHOLDERS ARE CAUTIONED THAT THE USE OF THE MAIL TO TRANSMIT PROXIES IS AT EACH SHAREHOLDER’S RISK.

DATED at Calgary, Alberta as of the 26th day of June, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “David Martin”

Chairman

SMART Technologies Inc.

Management Information Circular

SMART Technologies Inc.

Management Information Circular

Dated June 26, 2012

INFORMATION REGARDING PROXIES AND VOTING AT THE MEETING

Solicitation of Proxies

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by and on behalf of management of SMART Technologies Inc. (the “Corporation”) for use at the annual general meeting (the “Meeting”) of holders (“Shareholder(s)”) of class A subordinate voting shares (the “Class A Subordinate Voting Shares”) and the class B shares (the “Class B Shares” and, together with the Class A Subordinate Voting Shares, the “Shares”) of the Corporation to be held at the Sheraton Suites Eau Claire, 255 Barclay Parade SW, Calgary, Alberta T2P 5C2, at 9:00 A.M. (MDT) on Friday, August 3, 2012 for the purposes set forth in the notice of annual general meeting (the “Notice”) accompanying this Information Circular. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by one or more members of the board of directors (the “Board”), officers or regular employees of the Corporation, at no additional compensation. Costs associated with the solicitation of proxies will be borne by the Corporation.

Appointment of Proxy Holders

Accompanying this Information Circular is an instrument of proxy (“Instrument of Proxy”) for use at the Meeting. A Shareholder may vote by proxy in one of the following ways:

(i)	by mailing or delivering the signed form of proxy to Computershare Trust Company of Canada, Proxy Department at 135 West Beaver Creek, P.O Box 300, Richmond Hill, Ontario L4B 4R5;

(ii)	by using the internet at www.investorvote.com; or

(iii)	for shareholders in Canada and the United States, by calling the following toll-free number: 1-866-732-VOTE (8683).

In order to be valid, Instruments of Proxy must be received by Computershare Trust Company of Canada not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of Alberta) prior to the time set for the Meeting or any adjournment thereof.

The persons designated in the Instrument of Proxy are officers and/or directors of the Corporation. A Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons designated in the accompanying Instrument of Proxy, to attend at and represent the Shareholder at the Meeting. To exercise this right, a Shareholder should insert the name of the designated representative in the blank space provided on the Instrument of Proxy and strike out the names of management’s nominees. Alternatively, a Shareholder may complete another appropriate Instrument of Proxy.

Signing of the Instrument of Proxy

The Instrument of Proxy must be signed by the Shareholder or the Shareholder’s duly appointed attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the Corporation. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person’s capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

Revocability of Proxies

A Shareholder who has submitted an Instrument of Proxy may revoke it at any time prior to the exercise thereof. In addition to any manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his or her duly authorized attorney or, if the Shareholder is a corporation, under its corporate seal or executed by a duly authorized officer or attorney of the corporation and deposited either: (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournments thereof, at which the Instrument of Proxy is to be used; or (ii) with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof. In addition, an Instrument of Proxy may be revoked: (i) by the Shareholder personally attending the Meeting and voting the securities represented thereby or, if the Shareholder is a corporation, by a duly authorized representative of the corporation attending at the Meeting and voting such securities; or (ii) in any other manner permitted by law.

Voting of Proxies and Exercise of Discretion by Proxy Holders

All Shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Shares represented by the Instrument of Proxy will be voted in accordance with such instructions. The management designees named in the accompanying Instrument of Proxy will vote or withhold from voting the Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing him or her on any ballot that may be called for at the Meeting. In the absence of such direction, such Shares will be voted “FOR” the proposed resolutions at the Meetings. The accompanying Instrument of Proxy confers discretionary authority upon the persons named therein with respect to amendments of or variations to the matters identified in the accompanying Notice and with respect to other matters that may properly be brought before the Meeting. In the event that amendments or variations to matters identified in the Notice are properly brought before the Meeting or any other business is properly brought before the Meeting, it is the intention of the management designees to vote in accordance with their best judgment on such matters or business. At the time of printing this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the accompanying Notice.

General

All monetary sums set forth in this Information Circular are in U.S. dollars unless otherwise specified.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED ON

Except as disclosed in this Information Circular, none of the directors or senior officers of the Corporation at any time since the beginning of the Corporation’s last fiscal year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted on, other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Voting Shares and Record Date

The authorized share capital of the Corporation consists of an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Shares and an unlimited number of preferred shares (the “Preferred

Shares”) issuable in series. The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is June 22, 2012 (the “Record Date”). As at the Record Date, there were 41,981,100 Class A Subordinate Voting Shares, 79,464,195 Class B Shares and no Preferred Shares issued and outstanding as fully paid and non-assessable.

Class A Subordinate Voting Shares, Class B Shares and Preferred Shares

Except as otherwise described herein, the Class A Subordinate Voting Shares and Class B Shares are equal in all respects and will be treated as shares of a single class.

Each holder of Class B Shares and each holder of Class A Subordinate Voting Shares is entitled to receive notice of and attend all meetings of Shareholders, except meetings at which only holders of another particular class or series have the right to vote. At each such meeting, each Class B Share entitles its holder to 10 votes and each Class A Subordinate Voting Share entitles its holder to one vote, voting together as a single class.

More information regarding the Class A Subordinate Voting Shares, Class B Shares and Preferred Shares is disclosed in the Annual Information Form of the Corporation for the fiscal year ended March 31, 2012 (“AIF”), which is incorporated by reference into this Information Circular and forms an integral part thereof. The AIF is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Upon request, the Corporation will promptly provide a copy of the AIF free of charge to any Shareholder of the Corporation.

Voting of Shares – General

Only Shareholders whose names are entered in the Corporation’s register of shareholders at the close of business on the Record Date and holders of Shares issued by the Corporation after the Record Date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent that: (i) a registered Shareholder has transferred the ownership of any Shares subsequent to the Record Date; and (ii) the transferee of those Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Shares and demands, not later than ten days before the Meeting, that his or her name be included on the Shareholder list before the Meeting, in which case the transferee shall be entitled to vote his or her Shares at the Meeting.

Voting of Shares – Advice to Non-Registered Holders

Only registered holders of Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited).

In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the Notice, this Information Circular and the Instrument of Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Applicable Canadian regulatory policies require intermediaries (such as a broker, financial institution, trustee or other nominee holding securities on behalf of another) to seek voting instructions from Non-Registered Holders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Non-Registered Holders in order to ensure that their Shares are voted at the Meeting. Often, the voting instruction form supplied to a Non-Registered Holder by its intermediary (or the agent of the intermediary) is very similar or even identical to the instrument of proxy provided by the Corporation to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the intermediary or agent of the intermediary) how to vote on behalf of the Non-Registered Holder. In Canada, the majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). In most cases, Broadridge mails a scannable voting instruction form in lieu of the instrument of proxy provided by the Corporation and asks Non-Registered Holders to return the voting instruction form to Broadridge or otherwise communicate voting instructions to Broadridge (by way of telephone or the Internet, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Non-Registered Holder receiving a proxy or voting instruction form from Broadridge cannot use that form to vote Shares directly at the Meeting, rather the form must be returned to Broadridge or, alternatively, instructions must be received by Broadridge well in advance of the Meeting in order to have the Shares voted. If you have any questions respecting the voting of your Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their intermediaries and their service companies.

Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set out above.

Principal Holders of Shares

The following table sets forth, to the best of the knowledge of the directors and senior officers of the Corporation, as at March 31, 2012, the only persons, corporations or other entities (other than securities depositories) who beneficially own, directly or indirectly, or exercise control or discretion over voting securities carrying more than 10% of the voting rights attached to the Shares of the Corporation.

Name and Address of Beneficial Owner	Type of Ownership	Number of Class A Subordinate Voting Shares	Number of Class B Shares	Percentage of Share Capital	Percentage of Voting Power
Entities related to and Funds advised or managed by Apax Partners(1)	Direct	1,993,300	34,795,491	30.3%	41.8%
Intel Corporation(2)	Direct	Nil	17,466,633	14.4%	20.9%
David Martin(3)	Direct and Indirect	450,000	27,202,071	22.8%	32.6%
Nancy Knowlton(3)	Direct and Indirect	450,000	27,202,071	22.8%	32.6%

NOTES:

(1)

Represents Class A Subordinate Voting Shares beneficially owned by PCV Belge SCS and Class B Shares beneficially owned by Apax US VII, L.P., which is advised by Apax Partners L.P., and Apax Europe V (a collective of 9 partnerships comprised of Apax Europe V—A, L.P., Apax Europe V—B, L.P., Apax Europe V C GmbH & Co. KG, Apax Europe V—D, L.P., Apax Europe V—E, L.P., Apax Europe V—F, C.V., Apax Europe V—G, C.V., Apax Europe V—1, LP and Apax Europe V—2, LP), which is managed by Apax Partners Europe Managers Ltd. Apax US VII, L.P. and Apax Europe V (collectively “Apax Partners”) each disclaim beneficial ownership of the Shares held by the other. The address of Apax Partners Europe Managers Ltd. is 33 Jermyn Street, London, UK, SW1Y 6DN and the address of Apax Partners L.P. is 601 Lexington Avenue, 53rd Floor, New York, NY 10022.

(2)	The address of Intel Corporation (“Intel”) is 2200 Mission College Boulevard, Santa Clara, California.
(3)

450,000 Class A Subordinate Voting Shares are held directly by each of Mr. Martin and Ms. Knowlton. The 27,202,071 Class B Shares are owned by IFF Holdings Inc. (“IFF”), a corporation with respect to which David Martin and Nancy Knowlton own 100% of the securities directly or indirectly. Mr. Martin and Ms. Knowlton are married to each other and as such Mr. Martin and Ms. Knowlton may each be deemed to be beneficial owners or to have control and direction over all of the Shares owned by IFF. The address for Mr. Martin, Ms. Knowlton and IFF is c/o Byye Management Inc., 825 – 808 4th Avenue S.W. Calgary, AB T2P 3E8 Canada.

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements

The audited financial statements for the Corporation for the fiscal year ended March 31, 2012, together with the report of the auditors thereon will be presented to the Shareholders at the Meeting.

Fixing the Number of Directors

The articles of the Corporation require a minimum of three and a maximum of fifteen directors for the Corporation. There are currently seven directors and the term of each such director will expire at the close of the Meeting. It is proposed that seven directors be elected, to hold office until the next annual meeting or until successors are elected or appointed.

Election of Directors

Management proposes to nominate at the Meeting the persons whose names are set forth in the table below to serve as directors of the Corporation until the next meeting of Shareholders at which the election of directors is considered, or until their successors are elected or appointed. The persons named in the accompanying Instrument of Proxy intend to vote for the election of such persons at the Meeting, unless otherwise directed. Management does not contemplate that any of the nominees will be unable to serve as a director of the Corporation.

The following table and the notes thereto state the names of all persons proposed by management to be nominated for election as directors of the Corporation at the Meeting, their principal occupation or employment within the five preceding years, the period during which they have been directors of the Corporation, and their shareholdings, including the number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them.

In the event that a vacancy occurs because of death or for any reason prior to the Meeting, the proxy shall not be voted with respect to the filling of the vacancy.

Name and Residence	Voting Shares	Offices Held and Time as Director	Principal Occupation
David Martin Alberta, Canada	450,000(6) 27,202,071(7)	Chairman Director since 1987

Businessman. Co-founder of the Corporation and, from 2007 until April 2012 Executive Chairman of the Corporation. From 2002 until his appointment as Executive Chairman, Mr. Martin was the Chairman and Co-CEO.

Nancy Knowlton Alberta, Canada	450,000(6) 27,202,071(7)	Vice-Chair Director since 1987

Businesswoman. Co-founder of the Corporation and, from 2007 until April 2012, President and CEO of the Corporation. From 2002 until her appointment as President and CEO, Ms. Knowlton was the President and Co-CEO.

Salim Nathoo London, England	Nil(8)	Director since 2007	Partner and global co-head of Apax Partners’ technology and telecom team.

Arvind Sodhani California, U.S.A.	Nil(9)	Director since 2007	Executive Vice President of Intel and President of Intel Capital.

Michael J. Mueller (1) (2) (3) (4) Ontario, Canada	Nil(10)	Director since 2010	Corporate director. Retired from the audit firm PricewaterhouseCoopers (“PwC”) in 2007 as the Global Leader of PwC’s Private Company Services/Middle Market Practice.

Robert C. Hagerty (1) (2) (3) (4) (5) California, U.S.A.	Nil(10)	Director since 2010

Since September 2011, CEO and Director of iControl Networks, Inc. Served at Polycom, Inc. in various executive capacities and as an advisor from 1997 through 2011 including Chairman, Director, President and CEO.

David B. Sutcliffe (1) (2) (3) (4) British Columbia, Canada	Nil(10)	Director since 2011	Corporate director. Served as CEO of Sierra Wireless, Inc. from May 1995 through October 2005.

NOTES:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Independent director.
(5)	Lead director as of May 18, 2011.
(6)	450,000 Class A Subordinate Voting Shares are held directly by each of Mr. Martin and Ms. Knowlton.
(7)	Mr. Martin and Ms. Knowlton, being married to each other, together indirectly own 27,202,071 Class B Shares through IFF.
(8)

34,795,491 Class B Shares are beneficially owned by funds advised or managed by Apax Partners. 1,993,300 Class A Subordinate Voting Shares are beneficially owned by PCV Belge SCS, an entity related to Apax Partners LLP. Mr. Nathoo is a partner at Apax Partners LLP but disclaims beneficial ownership of these Shares.

(9)

17,466,633 Class B Shares are beneficially owned by Intel. Mr. Sodhani is the Executive Vice President of Intel and has shared voting and investment authority over these Shares. However, Mr. Sodhani disclaims beneficial ownership of these Shares except to the extent of his pecuniary interest arising therein.

(10)

Mr. Mueller and Mr. Hagerty each have options to acquire 20,000 Class A Subordinate Voting Shares at an exercise price of $17.00 per Class A Subordinate Voting Share. Messrs. Mueller, Hagerty and Sutcliffe were each awarded 10,000 deferred share units on June 22, 2011.

(11)	Information in the above table is as of March 31, 2012.

The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished by the respective nominees.

No proposed director is, as at the date of the Information Circular, or has been, within the last 10 years, a director or executive officer of any company (including the Corporation) that: (a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days (“Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; (b) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has within the last 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Appointment of Auditors

Management is nominating KPMG LLP, Chartered Accountants, Calgary, Alberta, as auditors, to hold office until the next annual meeting and is requesting authorization for the directors to fix their remuneration. KPMG LLP has been the Corporation’s auditors since 1993. The persons named in the accompanying Instrument of Proxy intend to vote for the appointment of KPMG LLP and the authorization for the directors to fix their remuneration at the Meeting, unless otherwise directed.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis examines the compensation earned during the last financial year of the Corporation by the Corporation’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the three most highly compensated executive officers (collectively, the “NEOs”) who served as executive officers of the Corporation for the fiscal year ended March 31, 2012.

The Corporation’s overall approach is to ensure fair and equitable total compensation for its senior executive team which includes the NEOs, the Executive Chairman, the President and Chief Executive Officer, the Vice President, the Vice President, Finance and Chief Financial Officer, and the Vice President, Legal and General Counsel.

Under the guidance of the Compensation Committee of the Board, the Corporation has taken a strategic approach in the design of its compensation program to ensure transparency and alignment with business objectives and performance. The Compensation Committee has adopted a philosophy of transparency in its compensation programs rewarding performance with competitive base salaries, annual performance and success-sharing bonuses, stock option awards and retirement plans.

Executive Compensation Guiding Principles

The Corporation recognizes that its success is in large part dependent on the Corporation’s ability to attract and retain skilled employees. The Corporation endeavors to create and maintain compensation programs based on performance, teamwork and rapid progress and to align the interests of the executives and Shareholders. The principles and objectives of the compensation and benefits programs for employees generally, and for the NEOs specifically, are to:

•	attract, motivate and retain highly-skilled individuals who have incentives to achieve the Corporation’s strategic goals;

•	closely align compensation with the Corporation’s business and financial objectives and the long-term interests of Shareholders; and

•	offer total compensation that is competitive and fair.

Elements of Executive Compensation

The compensation of the NEOs consists of the following principal components:

•	base salary;

•	performance-based cash bonuses; and

•	participation in the Amended and Restated Equity Incentive Plan (as defined herein).

Each compensation element has a role in meeting the above objectives. The mix of compensation components is designed both to reward short-term results and to motivate long-term performance. The compensation level of the NEOs reflects to a significant degree the varying roles and responsibilities of the NEOs.

The appropriate level for overall NEOs compensation is determined by the Compensation Committee for all of the NEOs based on: (i) a review of certain available market data including a review of the compensation paid to other named executive officers by a comparison group of companies as set forth below; and (ii) internal equity, length of service, skill level and other factors deemed appropriate.

Compensation-Setting Process

The Corporation has relied on market survey data for similar positions in other companies to assist in determining compensation levels that are competitive and fair. In addition, the Chief Executive Officer, and with respect to the Chief Executive Officer and Executive Chair, the Compensation Committee, reviews the performance of each NEO on an annual basis. Based on this review and the factors described above, such parties made recommendations to the Board as to the executive compensation package for each NEO. This review occurred in the first quarter of the fiscal year.

Competitive Positioning and Compensation Advisors

The Compensation Committee is authorized to retain the services of external executive compensation specialists from time to time, as the committee sees fit, in connection with the establishment of cash and equity compensation and related policies. In January 2011, the Compensation Committee retained the services of Mercer Canada Limited (“Mercer”), an executive compensation consultant to assist in establishing and reviewing a comparator group. Mercer conducted an analysis to assist in establishing competitive total direct compensation, and short-term and long-term incentive targets for the NEOs for the fiscal year ending March 31, 2012. Prior to January 2011, the Corporation did not engage the services of a compensation consultant.

Comparator Group Analysis

The Compensation Committee annually reviews the total compensation of the Corporation’s NEOs and compensation practices of the Corporation. Although comparators were used informally in past years, the

Corporation, with the assistance of an executive compensation consultant, compiled a group of 5 Canadian and 9 U.S. companies (“Comparator Group”) to be used to assist in the setting of compensation for the fiscal year ending March 31, 2012. The Compensation Committee, with advice from Mercer, selected the Comparator Group focusing on companies of a similar size and scale in the same or similar industry or geographic market. The Comparator Group reflects the types of organizations with which the Corporation competes for talent for executives. The Compensation Committee collects data from the Comparator Group targeting total direct compensation between the 25th and 50th percentile. The Comparator Group used for the fiscal year ended March 31, 2012 was comprised of the following companies:

• Aastra Technologies Limited	• Cts Corp.	• Sierra Wireless, Inc.

• Arris Group, Inc.	• JDS Uniphase Corporation	• Super Micro Computer, Inc.

• Blackboard Inc.	• Macdonald Dettwiler & Associates Ltd.	• Teradata Corp.

• Citrix Systems, Inc.	• Open Text Corporation	• Viasat Inc.

• Constellation Software Inc.	• Polycom, Inc.

Note: U.S. companies are in italics.

The Corporation benchmarks each named executive position against similar positions in the Comparator Group. The position of Vice President, Legal and General Counsel is supplemented with general Mercer survey data as the Comparator Group alone is not considered sufficiently representative. Competitive market data on the Comparator Group gives the Compensation Committee and the Board an initial reference point for determining executive compensation. The Comparator Group is used to assess the reasonableness of the Corporation’s compensation and to confirm that compensation is consistent with the Corporation’s desired philosophical positioning. In setting compensation of an executive, the Comparator Group is considered among other factors, including the individual’s contribution, experience, performance and internal equity. The Compensation Committee, in consultation with Mercer, reviews the Comparator Group annually to ensure that it continues to be appropriate. The Comparator Group was used to evaluate executive compensation for the fiscal year ended March 31, 2012. The criteria used for determining the companies included in the Comparator Group include that each company: (i) is autonomous and publicly-traded; (ii) has comparable revenues to that of the Corporation; (iii) is similarly sized considering assets, market capitalization and number of employees; and (iv) has robust compensation data available. The Comparator Group has been chosen by the Compensation Committee as appropriate because it represents a cross-section of companies from different sectors that are similar to the Corporation in terms of size of assets and revenues.

Compensation Risk

The Corporation believes it has effective risk management and regulatory compliance relating to its compensation policies used in determining executive compensation. The Corporation has a Compensation Committee to assist the Board in discharging its duties relating to compensation of the Corporation’s directors and executive officers. The Compensation Committee and the Board have structured the executive compensation to ensure that executives are compensated fairly, and in a way that does not incur undue risk to the Corporation or encourage executives to take inappropriate risks. Risks related to compensation are taken into consideration as part of the general review and determination of executive compensation by the Compensation Committee and the Board, including: review of salaries of the Comparator Group, review and approval by the Compensation Committee and recommendation to the Board for approval. Director and executive compensation are reviewed annually, and benchmarked against the Comparator Group to assess competitiveness and fairness. Management uses Mercer to conduct a competitive compensation review annually for all executive positions. This independent advice provides the Compensation Committee and the Board with a market reference point when they assess individual performance in the context of overall corporate performance.

Inappropriate and excessive risks by executives are mitigated by regular meetings of the Board, at which activity by the executives must be approved by the Board if such activity is outside or beyond previously Board-approved actions. Through the Audit Committee, the Board also receives regular reports concerning risk management activities as well as management’s compliance with company policies and procedures. Part of the Corporation’s executive compensation consists of grants under the Amended and Restated Equity Incentive Plan. Such compensation is long term and, accordingly, is directly linked to the achievement of long term value creation and aligns executives’ interests with those of Shareholders. As the benefits of such compensation, if any, are not realized by the executive until a significant period of time has passed, the ability of executives to take inappropriate or excessive risks that are beneficial to them from the standpoint of their compensation at the expense of the Corporation and its Shareholders is limited.

The other two elements of compensation, base salary and performance-based cash bonuses, represent the remaining portion of an executive’s total compensation. While neither salary nor bonus is long term, these components of compensation represent only a portion of total compensation and as a result it is unlikely that an executive would take inappropriate or excessive risks at the expense of the Corporation and its Shareholders that would be beneficial to them from the standpoint of their short term compensation when their long term compensation might be put at risk from their actions.

For the reasons set forth above, the Compensation Committee has concluded that there are minimal risks arising from the Corporation’s executive compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Although the Corporation has not adopted a policy forbidding insiders from purchasing financial instruments relating to the Shares, the Corporation is not aware of any insider having entered into this type of transaction.

Compensation Components

The compensation of the NEOs consists of the following principal components:

•	base salary;

•	performance-based cash bonuses; and

•	participation in the Amended and Restated Equity Incentive Plan.

The NEOs’ compensation packages provide a balanced set of elements consistent with the objectives of the Corporation’s compensation strategy. The fixed elements, assessed in their entirety, provide a competitive base of fixed compensation necessary to attract, retain and motivate executives. The variable elements, assessed in their entirety, are reviewed and approved by the Compensation Committee and are designed to balance short-term objectives with the long-term interests of the Corporation, motivate superior performance against both timeframes and reward the attainment of individual and business objectives. The combination of the fixed elements and variable incentive opportunities delivers a competitive compensation package as compared to the peer group used by the Corporation.

Below is a description of the total compensation elements, forms of compensation, performance periods and how the amount is determined for each element.

Type of compensation	Form	Performance period	How it is determined
Base salary	Cash	One year

Reflects consideration of sector market conditions, the role of the executive, individual competency, and attraction and retention considerations. Base salary was benchmarked to the 50th percentile for the selected Comparator Group of companies and adjusted to reflect the NEOs’ experience, responsibilities and performance.

Short-Term Incentive	Performance-Based Cash Bonuses	One year

Focuses on specific annual objectives. Target award is based on market competitiveness. The actual award is based on Corporation performance in the case of the Executive Chairman and the CEO, and on Corporation and individual performance in the case of the other NEOs.

Long-Term Incentive	Stock options Restricted Stock Units Performance Stock Units	Typically, three or four-year vesting and a five-year term Typically, equal annual vesting over a three year term Typically, three year cliff vesting and a three year term

Target award (using an option pricing model to estimate the value) is based on market competitiveness of the long-term incentive package. However, the final realized value is based on the appreciation of the Corporation’s Share price.

Target award is determined by Compensation Committee and based on market competitiveness of the aggregate value of all long-term incentives awarded in a particular year.

Currently awarded only to NEOs. Target award is determined by Compensation Committee and based on market competitiveness of the aggregate value of all long-term incentives awarded in a particular year.

Benefits	Medical and dental insurance	Ongoing	Based on historical practices of the Corporation.

Retirement Plans	RRSP Contribution	Ongoing

Effective April 1, 2012, the RRSP program was revised. The Corporation will now match an employee’s contribution to a maximum of 3.5% of the employee’s annual salary. The previous $2,000CAD cap has also been replaced with an overall cap equal to 3.5% of the yearly maximum to ensure no over-contribution is made on the Corporation’s part.

Base Salaries

In general, base salaries for the NEOs are initially established through arm’s-length negotiation at the time of hire, taking into account such NEO’s qualifications, experience and prior salary and prevailing market compensation for similar roles in comparable companies. The initial base salaries of the NEOs are then reviewed annually by the Compensation Committee for the Chief Executive Officer and Executive Chair and by the Chief Executive Officer and the Compensation Committee for all other NEOs, to determine whether any adjustment is warranted. Base salaries are also reviewed in the case of promotions or other significant changes in responsibility.

In considering a base salary adjustment, the Compensation Committee considers the Corporation’s overall performance, the scope of the NEO’s functional responsibilities, individual contribution, responsibilities and prior experience. The Compensation Committee may also take into account the NEO’s current salary, equity position both vested and unvested, and the amounts paid to the NEO’s peers inside the Corporation.

Performance-Based Cash Bonuses

Annual performance-based cash bonuses are intended to reward the NEOs for achieving short-term goals while making progress towards the Corporation’s longer-term objectives. The 2012 Discretionary Bonus Plan (the “2012 Bonus Plan”) includes target bonus opportunities and target goals. The Compensation Committee determined the actual bonus awards for fiscal 2012 for each of the NEOs.

Each bonus under the 2012 Bonus Plan has two components as described in greater detail below: (i) a company performance bonus; and (ii) an individual performance bonus. These components are measured as follows:

•

The company performance bonus is measured by reference to a key performance indicator: “adjusted net income” as determined by internal management financial statements. The term “adjusted net income” is defined as net income before stock-based compensation, acquisition costs, costs of restructuring, foreign exchange losses, net change in deferred revenue and amortization of intangible assets; all net of tax. The Corporation uses this method to assess business performance when evaluating results in comparison to budgets, forecasts, prior-year financial results and the performance of comparable companies.

•

Individual performance bonus is measured by reference to the following factors relating to an individual NEO’s performance: contribution to the Corporation’s strategy, contribution to key issues for the Corporation, attention to values, principles and policies and delivery against objectives set out in an individual NEO’s annual work plan and as otherwise communicated to such individual.

Each NEO’s target bonus opportunity under the 2012 Bonus Plan was expressed as a percentage of his or her base salary, with individual target award opportunities being a range of 50% to 100% of base salary, with additional bonus opportunity for exceptional performance. There is an additional bonus opportunity as well for the NEO in the event the Corporation exceeds the company performance target(s). The weighting of the bonus for the NEO is a range of 75% to 100% for company performance and a range of 0% to 25% for individual performance. The bonus is weighted towards company performance reflecting the NEO’s ability to impact overall company performance. The company performance targets for payout under the 2012 Bonus Plan were set at amounts the Board reasonably believed to be attainable. If the company performance threshold is not achieved, the 2012 Bonus Plan contemplates that the individual performance bonus may not be paid. Under the 2012 Bonus Plan, the Board has the ability to exercise discretion to award compensation in the absence of attaining performance goals or can increase or decrease awards on a discretionary basis having regard, in each instance, to the general spirit and intent of the 2012 Bonus Plan. For the purposes of determining both the individual performance and company performance components of individual bonuses for the fiscal year ended March 31, 2012, the Board chose to exercise such discretion. With respect to the company performance factor, the Board established the company performance factor to be 30% after taking into consideration the macro-economic impact of education funding on the Corporation’s performance, the improvement of the Corporation’s market position against competitors and the Corporation’s progress in establishing a position in the business and government sectors.

For NEOs whose short term incentive includes an individual performance component, the factors comprising such individual performance include: achieving established in-year objectives, continuing to build the capability, capacity and process improvement of the officer’s functional area(s) of responsibility and adhering to the established budget of the officer’s functional areas(s) of responsibility.

Long-Term Equity Incentives

The Corporation adopted a 2010 Equity Incentive Plan (“2010 Equity Incentive Plan”) in connection with its initial public offering of Class A Subordinate Voting Shares on July 20, 2010 (the “IPO”) and has granted equity incentive awards to the NEOs pursuant to the 2010 Equity Incentive Plan. Such grants were made with consideration given to the overall compensation of the NEO as well as the number of Shares already held. In June 2011, the Corporation amended and restated the 2010 Equity Incentive Plan to allow for the issuance of performance restricted share units, to make certain amendments to reflect changes in financial standards and to facilitate awards to participants resident in the United States (the “Amended and Restated Equity Incentive Plan”).

Change in Control Benefits

The Corporation has entered into employment agreements with the NEOs that provide for the payment of certain severance benefits if the Corporation undergoes a change in control and the NEO is terminated in relation to such change in control, within a specified period preceding or following the change in control. The Corporation believes that these arrangements, which require both a change in control and termination of employment before payment is owed, effectively allow the NEOs to objectively assess and pursue aggressively any corporate transactions that are in the best interests of Shareholders without undue concern over the impact of such a transaction on their own personal financial and employment situation. No such payments were made by the Corporation for the fiscal year ended March 31, 2012.

Perquisites and Other Personal Benefits

The Corporation does not utilize perquisites or other benefits as a significant element of the compensation program currently provided to NEOs. All future practices regarding perquisites will be approved and subject to periodic review by the Compensation Committee.

Compensation Governance

The Corporation has a Compensation Committee composed of Messrs. Hagerty, Mueller and Sutcliffe, all of whom are independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”).

All members of the Compensation Committee have direct experience in compensation matters as current or former chief executive officers of public companies or chief operating officers of large accounting firms. Collectively, this experience provides the Compensation Committee with the knowledge, skills, experience and background in executive compensation and human resources matters to make decisions on the suitability of the Corporation’s compensation policies and practices. In addition to the collective experience of the Compensation Committee in compensation matters, all of the members stay actively informed of trends and developments in compensation matters and the applicable legal and regulatory frameworks.

The Compensation Committee acts on behalf of the Board in all matters pertaining to the appointment, compensation, benefits and termination of members of the senior management team. The Compensation Committee reviews the goals and objectives relevant to the compensation of the senior management team, as well as the annual salary, bonus, pension, severance and termination arrangements and other benefits, direct and indirect, of the senior management team, and makes recommendations to the Board and/or management, as appropriate.

Specific responsibilities of the Compensation Committee include:

•

reviewing management succession plans and processes of the Chairman, the Chief Executive Officer, the President, the Vice President, the Chief Financial Officer, the General Counsel and any other senior employees designated for this purpose by the committee from time to time and making recommendations to the Board and/or management as appropriate (no other senior employees have been so designated by the committee as of March 31, 2012);

•

reviewing the annual salary, bonus, pension, severance and termination arrangements and other benefits, direct and indirect, of the executive management team and making recommendations to the Board and/or management as appropriate;

•

reviewing and approving (or in the discretion of the Compensation Committee, making recommendation to the Board) recommendations concerning the operation of employee compensation plans, including the terms, eligible participants, vesting, price and incentive targets and the exercise of any discretion provided in these plans;

•	providing recommendations to the Board regarding the administering and granting of options, awards or rights pursuant to any stock option, purchase plan or incentive plan; and

•

reviewing any proposed disclosure relating to executive compensation. In particular, reviewing, commenting on and approving the statement of Executive Compensation (including the Compensation Discussion and Analysis and related tables) and recommending it to the Board for inclusion in this Information Circular prepared for the annual meeting of Shareholders.

The Corporation retained Mercer to provide research, advice and recommendations with respect to the compensation of the directors and certain key employees of the Corporation. The services that Mercer has provided to the Corporation include advising on the design of overall compensation packages, reviewing the Corporation’s director compensation program, compiling comparative data with respect to the compensation programs of similar entities, analyzing the Corporation’s executive compensation packages and the individual elements thereof and comparing such compensation packages to those offered by other entities in the Comparator Group. Mercer did not provide any other services to the Corporation, or to any of its directors or members of management, other than or in addition to those compensation services referred to above.

The total compensation paid to Mercer for the fiscal year ending March 31, 2012 for the provision of these services was approximately $122,000 (exclusive of G.S.T.) of which approximately $26,000 was related to consulting work related to compensation programs and approximately $96,000 was related to the Corporation’s participation in annual market surveys carried out by Mercer, benefit consulting in Brazil and the development of a sales compensation plan. Since the time that the Corporation engaged Mercer in January 2011 to the date of this Information Circular, there have been no fees paid to Mercer other than as provided for herein.

Performance Graph

The following chart illustrates the cumulative Total Shareholder Return of $100 invested in the Corporation’s Class A Subordinate Voting Shares on the NASDAQ on July 14, 2010 (the Corporation’s first day of public trading) through March 31, 2012. This is compared to the equivalent cumulative value invested in the NASDAQ Composite Index for the same time period.

	July 14, 2010 ($)	Sept 30, 2010 ($)	Dec 31, 2010 ($)	Mar 31, 2011 ($)	June 30, 2011 ($)	Sept 30, 2011 ($)	Dec 31, 2011 ($)	Mar 31, 2012 ($)
SMT (NASDAQ)	100.00	79.71	55.53	60.06	33.53	24.71	21.71	17.47
NASDAQ Composite Index	100.00	105.56	118.59	124.58	124.53	108.72	117.65	139.98

As at March 31, 2012, the share price of the Corporation’s Class A Subordinate Voting Shares was approximately 29% of its price one year earlier. Base salaries for the NEOs remained constant over this time period and the performance based cash bonuses earned in respect of performance for the fiscal year ended March 31, 2012 were significantly lower, being approximately 60% of that which was earned in respect of performance for the fiscal year ended March 31, 2011. With respect to the long-term incentive component of the NEO’s compensation, the value of equity awards made to Messrs. Martin, Hodson and Fitch and Ms. Knowlton were significantly higher than that which was awarded the previous year as a result of an analysis of those particular NEO’s total direct compensation levels as compared to the comparator group of companies listed in the “Comparator Group Analysis” section and related retention objectives.

Summary Compensation Table

Executive Compensation is required to be disclosed for the Chief Executive Officer (or individual who served in a similar capacity during the most recently completed fiscal year), the Chief Financial Officer (or individual who served in a similar capacity during the most recently completed fiscal year) and each of the three most highly compensated executive officers (other than the Chief Executive Officer and the Chief Financial Officer) who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeded $150,000; being the NEOs. The following table sets forth information concerning the total compensation paid or earned by the NEOs during the fiscal year ended March 31, 2012.

Name and Principal Position	Year	Salary ($)(1)	Share- based awards ($)(2)	Option- based awards ($)(3)	Non-equity incentive plan compensation ($)		Pension Value ($)	All other Compensation ($)(1)(5)	Total Compensation ($)(1)
					Annual incentive plans(1)(4)	Long- term incentive plans
David Martin Executive Chairman	2012 2011	402,820 393,430	1,061,060 Nil	221,998 377,826	Nil 322,256	Nil Nil	Nil Nil	3,005 2,895	1,688,883 1,096,406
Nancy Knowlton President & CEO	2012 2011	402,820 393,430	1,061,060 Nil	221,998 377,826	Nil 322,256	Nil Nil	Nil Nil	3,005 2,895	1,688,883 1,096,406
Thomas F. Hodson Vice President	2012 2011	362,538 351,817	262,350 Nil	63,428 174,627	84,286 139,762	Nil Nil	Nil Nil	4,046 3,823	692,362 670,029
G.A. (Drew) Fitch Vice President, Finance & CFO	2012 2011	362,538 340,467	262,350 Nil	63,428 174,627	84,286 139,437	Nil Nil	Nil Nil	4,046 3,823	692,362 658,354
Jeffrey A. Losch Vice President, Legal & General Counsel	2012 2011	271,903 264,430	74,041 Nil	17,971 87,313	64,574 104,235	Nil Nil	Nil Nil	4,023 3,823	367,938 459,801

NOTES:

(1)

All cash compensation is paid in Canadian currency. Canadian dollar compensation has been translated into U.S. dollars at the average exchange rate for the year based on exchange rates published by the Bank of Canada. Exchange rates used – for 2012: 1.00CAD = 1.0070USD; for 2011: 1.00CAD = 0.9836USD.

(2)

All share-based awards are priced in U.S. dollars. Share-based awards represent the fair value of RSUs and PSUs granted in the year. The fair value of the RSUs and PSUs is based on the closing market price of the Class A Subordinate Voting Shares as determined by NASDAQ on the effective date of grant multiplied by the number of RSUs and PSUs granted.

(3)

All option-based awards are priced in U.S. dollars. The value of unexercised in-the-money options at year end is based on the closing price of the Class A Subordinate Voting Shares on the NASDAQ on March 30, 2012, which was $2.97 per Class A Subordinate Voting Share. “In-the-money” means the amount by which the market value of the Shares underlying the options on that date exceeded the option exercise price. Option based awards represent the fair value of stock options granted in the year under the Stock Option Plan. The fair value of stock options granted is calculated using the Black-Scholes valuation model. Under this method, the weighted average fair value of stock options granted was $2.00 in 2012 and $5.59 in 2011.

	2011	2010
Expected dividend yield	Nil	Nil
Expected stock price volatility	45%	45%
Expected life of options	4 years	4 years

There is no dividend yield because the Corporation does not pay, and currently does not plan to pay, cash dividends on the Shares. The expected stock price volatility is based on a review of the volatility of comparable public companies. The risk-free interest rate is based on yields from U.S. government bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior.

(4)	Amounts earned pursuant to the 2012 Bonus Plan.
(5)	Represents the maximum allowable contribution pursuant to the employee RRSP program (the “RRSP Program”) as well as medical and dental benefits paid by the Corporation.

Incentive Plan Awards

Amended and Restated Equity Incentive Plan

Reservation and Issuance of Class A Subordinate Voting Shares. The Amended and Restated Equity Incentive Plan provides for the grant of options, restricted share units, deferred share units and performance restricted share units to the directors, officers, employees, consultants and service providers and to directors, officers, employees, consultants and service providers of the Corporation’s subsidiaries and affiliates.

The Corporation has authorized for issuance Class A Subordinate Voting Shares representing 10% of the Corporation’s total outstanding Shares. All options granted will be in compliance with the requirements of the Toronto Stock Exchange (the “TSX”), the NASDAQ Global Select Market (the “NASDAQ”) and all other applicable securities laws of both Canada and the United States of America (“Applicable Securities Laws”). The purchase price and vesting provisions (if any) for any optioned Shares shall be fixed by the directors, subject to the limitations and restrictions of the TSX.

Class A Subordinate Voting Shares subject to award under the Amended and Restated Equity Incentive Plan that lapse, expire, terminate or are forfeited or settled in cash will again become available for grants under the Amended and Restated Equity Incentive Plan. Class A Subordinate Voting Shares used to satisfy awards under the Amended and Restated Equity Incentive Plan will be authorized and unissued Shares from treasury.

No more than 2.5% of the Class A Subordinate Voting Shares may be subject to the total awards granted under the Amended and Restated Equity Incentive Plan to any individual participant in a given calendar year.

The options granted pursuant to the Amended and Restated Equity Incentive Plan to independent directors will vest equally on the first, second, third and fourth anniversaries of the date of grant. Options granted to employees prior to October 2011 will generally vest equally on the second, third and fourth anniversaries of the date of grant. Options granted to employees subsequent to that time generally vest equally on the first second, third and fourth anniversaries of the date of the grant.

Administration of Awards. The Compensation Committee provides recommendations to the Board relative to the administration of the Amended and Restated Equity Incentive Plan. The Compensation Committee provides recommendations to the Board with respect to the terms and conditions of the awards, including the individuals who will receive awards, the term of awards, the exercise price, the number of Shares subject to each award, the limitations or restrictions on vesting and exercisability of awards, the acceleration of vesting or the waiver of forfeiture or other restrictions on awards, the form of consideration payable on exercise, whether awards will entitle the holder to receive dividend equivalents and the timing of grants. The Compensation Committee, in compliance with the provisions of the TSX, the NASDAQ and Applicable Securities Laws, also recommends to the Board any modifications, amendments or adjustments to the terms and conditions of outstanding awards provided such modifications, amendments or adjustments do not impair the rights of a holder of a previously granted award, to arrange for financing by broker-dealers (including payment by the Corporation of commissions), to establish award exercise procedures (including “cashless exercise”) and to establish procedures for payment of withholding tax obligations with cash.

Stock Options. The Compensation Committee may recommend to the Board the exercise price of options granted under the Amended and Restated Equity Incentive Plan, but the exercise price of an option may not be less than 100% of fair market value of the Class A Subordinate Voting Shares on the date of grant. No options may be granted for a term longer than ten years. Options may be exercised as provided in the applicable award agreement. Generally, when a participant is terminated for cause, or a participant voluntarily resigns, outstanding unvested options granted under the Amended and Restated Equity Incentive Plan will be forfeited immediately. For other terminations of employment, vested options generally remain exercisable for 90 days after termination, except in the event of death, where they generally remain exercisable for six months. Specific provisions of a written employment agreement may provide for different treatment. However, an option granted under the Amended and Restated Equity Incentive Plan is never exercisable after its term expires.

Restricted Share Units. Restricted share unit (“RSU”) awards may consist of grants of rights to receive, at the Corporation’s option, Class A Subordinate Voting Shares (issued from treasury or acquired through market purchases), the cash value of Class A Subordinate Voting Shares or a combination of both, which may vest in installments in accordance with performance criteria specified by the Compensation Committee, or on a deferred basis.

Deferred Share Units. Deferred share unit (“DSU”) awards are awards similar to awards of restricted share units except that such awards may not be redeemed for Class A Subordinate Voting Shares or for the value of Class A Subordinate Voting Shares until the participant has ceased to hold all offices, employment and directorships with the Corporation and its subsidiaries and affiliates.

Performance Restricted Share Units. The Compensation Committee has the ability, at the time RSU awards are granted under the Plan, to designate all or a portion of such RSU awards as performance restricted share unit (“PSU”) awards and in the event that RSU awards are designated as PSU awards, such PSU awards shall vest based in whole or in part on the performance criteria set forth in the applicable award agreement.

Effect of a Significant Event. In the event of a “significant event”, as defined in the Amended and Restated Equity Incentive Plan, and unless otherwise provided in an award agreement or a written employment contract between the Corporation and a plan participant, the Board may provide that the successor company will assume each award or replace it with a substitute award, or the awards will become exercisable or vested in whole or in part upon written notice, or the awards will be surrendered for a cash payment, or any combination of the foregoing will occur.

Under the Amended and Restated Equity Incentive Plan and unless otherwise defined in an award agreement or a written employment agreement between the Corporation and a plan participant (and subject to certain exceptions described in the Amended and Restated Equity Incentive Plan), a significant event means:

•	a person or group of persons becomes the beneficial owner of securities constituting 50% or more of the voting power;

•

individuals who were proposed as nominees (but not including nominees under a Shareholder proposal) to the Board immediately prior to a meeting of Shareholders involving a contest for, or an item of business relating to, the election of directors, not constituting a majority of the directors following such election;

•

a merger, consolidation, amalgamation or arrangement (or a similar transaction) involving the Corporation occurs, unless after the event, 50% or more of the voting power of the combined company is beneficially owned by Shareholders who owned all of the Class A Subordinate Voting Shares immediately before the event; or

•

the Corporation’s Shareholders approve a plan of complete liquidation or winding-up of the Corporation, or the sale or disposition of all or substantially all its assets (other than a transfer to an affiliate).

Transferability. Awards under the Amended and Restated Equity Incentive Plan generally are not transferable other than by will or by the laws of descent of distribution or as expressly permitted by the Board. Except as noted, only the participant may exercise an award.

Additional Provisions. The Board has the right to amend, suspend or terminate the Amended and Restated Equity Incentive Plan at any time provided that such action does not impair any award previously granted under the Amended and Restated Equity Incentive Plan. Amendments to the Amended and Restated Equity Incentive Plan will be submitted for Shareholder approval to the extent required by the Amended and Restated Equity Incentive Plan or by applicable law, including the rules of applicable stock exchanges.

Outstanding Share-Based Awards and Option-Based Awards

Details of share-based and option-based awards granted to NEOs that were outstanding as at March 31, 2012 are set forth in the following table:

	Option-based Awards				Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money options ($)(1)	Number of shares or units shares that have not vested (#)(2)	Market or payout value of share-based awards that have not vested(1)	Market or payout value of vested share-based awards not paid out or distributed
David Martin Executive Chairman	62,500 105,000	17.00 5.83	July 14, 2015 June 22, 2016	Nil Nil	182,000	228,960	Nil

Nancy Knowlton President & CEO	62,500 105,000	17.00 5.83	July 14, 2015 June 22, 2016	Nil Nil	182,000	228,960	Nil

Thomas F. Hodson Vice President	28,000 30,000	17.00 5.83	July 14, 2015 June 22, 2016	Nil Nil	45,000	44,550	Nil

G.A. (Drew) Fitch Vice President, Finance & CFO	28,000 30,000	17.00 5.83	July 14, 2015 June 22, 2016	Nil Nil	45,000	44,550	Nil

Jeffrey A. Losch Vice President, Legal & General Counsel	14,000 8,500	17.00 5.83	July 14, 2015 June 22, 2016	Nil Nil	12,700	12,474	Nil

NOTES:

(1)

All options are priced in U.S. dollars. The value of unexercised in-the-money options at year end is based on the closing price of the Class A Subordinate Voting Shares on the NASDAQ on March 30, 2012, which was $2.97 per Class A Subordinate Voting Share. “In-the-money” means the amount by which the market value of the Shares underlying the options on that date exceeded the option exercise price.

(2)

All share-based awards are in U.S. dollars. The market value of the RSUs that have not vested at year end is based on the closing price of the Class A Subordinate Voting Shares on the NASDAQ on March 30, 2012, which was $2.97 per Class A Subordinate Voting Share. The market value of PSUs that have not vested at year end is Nil as the performance criteria for these awards were not met for the year ended March 31, 2012.

Incentive Awards – Value Vested or Earned During the Year

The following table provides information on the value of vested options and Share-based awards as well as non-equity compensation paid to the NEOs during the fiscal year ended March 31, 2012.

Name and Principal Position	Option-based awards – Value vested during the year ($)(1)	Share-based awards Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
David Martin Executive Chairman	Nil	Nil	Nil

Nancy Knowlton President & CEO	Nil	Nil	Nil

Thomas F. Hodson Vice President	Nil	Nil	84,286

G.A. (Drew) Fitch Vice President, Finance & CFO	Nil	Nil	84,286

Jeffrey A. Losch Vice President, Legal & General Counsel	Nil	Nil	64,574

NOTES:

(1)	None of the options issued to the NEOs pursuant to the Amended and Restated Equity Incentive Plan vested during the fiscal year ended March 31, 2012.

(2)	None of the share-based awards issued to the NEOs pursuant to the Amended and Restated Equity Incentive Plan vested during the fiscal year ended March 31, 2012.
(3)

This represents amounts earned pursuant to the 2012 Bonus Plan. Amounts paid out in Canadian dollars. Exchange rate used is 1.00CAD = 1.0070USD, being the average exchange rate for the fiscal year ended March 31, 2012 based on exchange rates published by the Bank of Canada.

Pension Plan Benefits

The Corporation does not have any defined benefit or defined contribution pension plans in place which provide for payments or benefits at, following, or in connection with retirement. Up to March 31, 2012, the Corporation did however, have a RRSP Program wherein 2% of the employee’s annual salary was contributed to an RRSP up to a maximum of C$2,000 per fiscal year. Effective April 1, 2012, the RRSP Program was revised. The Corporation will now match an employee’s contribution to a maximum of 3.5% of the employee’s annual salary. The C$2,000 cap has also been replaced with an overall cap equal to 3.5% of the yearly maximum to ensure no over-contribution is made on the Corporation’s part.

Termination and Change of Control Benefits

The employment agreements with the NEOs provide that if a NEO is terminated for any reason other than just cause, voluntary resignation, mutual written agreement of the NEO and the Corporation or upon the death of the NEO, the Corporation will pay to the NEO: (a) the NEO’s pro rata annual salary earned, but not yet paid, up to the termination date; (b) all vacation accrued and unused as of the termination date; (c) a retiring allowance calculated, subject to the limitations described below, as the sum of (i) an amount equal to one-quarter of the NEO’s annual base salary, plus an additional one-twelfth of the NEO’s annual salary for each year or part year employed with the Corporation; plus (ii) one-quarter of the executive’s prior bonus amount plus one-twelfth of the NEO’s prior bonus amount for each year or part year employed by the Corporation, and (d) additional payment equal to the product of $500 times the number of years that the NEO was employed with the Corporation. A NEO’s “prior bonus amount” is calculated as the average of all bonuses paid to the NEO in the three years (or an average of the prior years’ bonuses if employed for less than three years) prior to the termination date.

The retiring allowance is subject to the following limitations:

•

the retiring allowance must be no less than the aggregate of three quarters of the NEO’s then annual base salary and three quarters of the prior bonus amount (in the case of Mr. Losch the retiring allowance must be no less than the aggregate of one half of his then annual base salary and one half of the prior bonus amount); and

•	the retiring allowance must be no greater than the aggregate of two times the NEO’s annual salary and two times the executive’s prior bonus amount.

Estimated retiring allowance for each NEO as at March 31, 2012:

•	David Martin $1,570,920, Nancy Knowlton $1,570,920, Thomas Hodson $400,235, G.A. (Drew) Fitch $364,844 and Jeffrey Losch $221,651.

Effective April 30, 2012, Nancy Knowlton, Co-founder, President and CEO, and David Martin, Co-founder and Executive Chairman vacated their executive management roles. Tom Hodson, the Corporation’s Vice President and current President and Chief Operating Officer of the Corporation’s major operating subsidiary, SMART Technologies ULC, will act as interim President and CEO until a permanent President & CEO is appointed. Nancy Knowlton will continue to sit on the board of directors in the new role of Vice Chair and David Martin will continue as Chairman of the Corporation.

If the NEO’s employment is terminated in relation to a change of control, within twelve months following or within three months preceding a change of control, the Corporation will pay to the NEO a retiring allowance calculated as follows:

•

If the NEO has been employed with the Corporation for less than five years, an amount equal to the NEO’s then annual salary plus the NEO’s prior bonus amount. However, if the NEO is in the first year of employment where no bonus has yet been paid and the company performance conditions are met as outlined in the 2012 Bonus Plan or such other plan as may then be applicable, the prior bonus amount will be deemed to be 100% of the available bonus and if the NEO is in the second year of employment, where the prior bonus amount was based on less than a full year of employment, the prior bonus amount will be annualized.

•	If the NEO has been employed with the Corporation for five years and less than eight years, a payment equal to 1.5 times the NEO’s annual salary plus 1.5 times the NEO’s prior bonus amount.

•	If the NEO has been employed with the Corporation for eight or more years, a payment equal to two times the NEO’s annual salary plus two times the NEO’s prior bonus amount.

Estimated termination payment in relation to a change of control for each NEO as at March 31, 2012:

•	David Martin $1,570,920, Nancy Knowlton $1,570,920, Thomas Hodson $800,469, G.A. (Drew) Fitch $486,458 and Jeffrey Losch $379,873.

The employment agreements with the NEOs (other than David Martin and Nancy Knowlton) provide that the NEO will not be entitled to any severance compensation or any bonus or pro-rated bonus payment upon a voluntary resignation. The employment agreements with David Martin and Nancy Knowlton provide for a payment equal to the NEO’s annual base salary plus the prior bonus amount upon any voluntary resignation by such NEO.

Compensation of Directors

On May 26, 2010, the Board adopted a policy regarding compensation for the independent directors. This policy was adopted through an analysis of certain comparator companies and creating certain benchmarks based on the data collected therein. Please see “Comparator Group Analysis” for a more detailed description of the Comparator Group and how such group was chosen. Under that policy, the independent directors (being Messrs. Mueller, Hagerty and Sutcliffe) will be entitled to receive an annual retainer of $40,000 plus annual payments, as follows, for serving in each of the following capacities:

Director Role	Annual Payment ($)
Lead Director	30,000	(1)
Chair, Audit Committee	30,000
Member, Audit Committee	12,000
Chair, Corporate Governance and Nominating Committee	12,000
Member, Corporate Governance and Nominating Committee	6,000
Chair, Compensation Committee	12,000	(1)
Member, Compensation Committee	6,000	(1)

NOTES:

(1)

Effective May 18, 2011, the Corporation appointed Robert C. Hagerty as Lead Director of the Corporation and the annual compensation for serving as Chair of the Compensation Committee was increased to $12,000 and to $6,000 for serving as a member of the Compensation Committee for the fiscal year ending March 31, 2012.

In addition to cash compensation, the two independent directors who joined the Board on July 14, 2010, being Messrs. Mueller and Hagerty, were granted options to acquire 20,000 Class A Subordinate Voting Shares, at an exercises price of $17.00, upon joining the Board, which will vest equally on each of the first four anniversaries of the date of grant and expire five years from the date of grant. The policy no longer provides for annual grants of options to the independent directors but does contemplate an award of DSUs for independent directors in amounts to be determined by the Board. Accordingly, 10,000 DSUs were awarded to each of Messrs. Mueller, Hagerty and Sutcliffe on June 22, 2011.

All the directors are reimbursed for reasonable out-of-pocket expenses incurred in attending Board and committee meetings.

The Corporation does not have any service contracts with any of the non-executive directors that provide for benefits upon termination of their services.

Director Compensation Table

The following table sets forth information concerning the total compensation paid or earned by the directors (who are not also NEOs) during the fiscal year ended March 31, 2012.

Name	Fees earned ($)(1)	Share-based awards ($)(2)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Salim Nathoo(3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Arvind Sodhani(3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Michael J. Mueller	61,102	58,300	Nil	Nil	Nil	Nil	119,402
Robert C. Hagerty	70,629	58,300	Nil	Nil	Nil	Nil	128,929
David B. Sutcliffe	37,908	58,300	Nil	Nil	Nil	Nil	96,208

NOTES:

(1)	All amounts paid were in U.S. dollars.
(2)

All share-based awards are priced in U.S. dollars. Share-based awards represent the fair value of DSUs granted in the year. The fair value of the DSUs is based on the closing market price of the Class A Subordinate Voting Shares as determined by NASDAQ on the effective date of grant multiplied by the number of RSUs granted.

(3)	Messrs. Nathoo and Sodhani, being non-independent directors, do not receive any compensation for serving as directors.

Outstanding Share-Based Awards and Option-Based Awards

Details of share-based and option-based awards granted to directors (who are not also NEOs) that were outstanding as at March 31, 2012 are set forth in the following table:

	Option-based Awards				Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money options ($)(1)	Number of shares or units shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2)	Market or payout value of vested share-based awards not paid out or distributed
Salim Nathoo(3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Arvind Sodhani(3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Michael J. Mueller	20,000	17.00	July 15, 2015	Nil	Nil	Nil	$29,700
Robert C. Hagerty	20,000	17.00	July 15, 2015	Nil	Nil	Nil	$29,700
David B. Sutcliffe	Nil	Nil	Nil	Nil	Nil	Nil	$29,700

NOTES:

(1)

All options are priced in U.S. dollars. The value of unexercised in-the-money options at year end is based on the closing price of the Class A Subordinate Voting Shares on the NASDAQ on March 30, 2012, which was $2.97 per Class A Subordinate Voting Share. “In-the-money” means the amount by which the market value of the Shares underlying the options on that date exceeded the option exercise price.

(2)

All share-based awards are in U.S. dollars. The market value of the DSUs is based on the closing price of the Class A Subordinate Voting Shares on the NASDAQ on March 30, 2012, which was $2.97 per Class A Subordinate Voting Share.

(3)	Messrs. Nathoo and Sodhani, being non-independent directors, do not receive any compensation for serving as directors.

Incentive Awards – Value Vested or Earned During the Year

The following table provides information on the value of vested options and Share-based awards as well as non-equity compensation paid to the directors (who are not also NEOs) during the fiscal year ended March 31, 2012.

Name and Principal Position	Option-based awards – Vested Value vested during the year ($)(1)	Share-based awards Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)
Salim Nathoo(3)	N/A	N/A	N/A
Arvind Sodhani(3)	N/A	N/A	N/A
Michael J. Mueller	Nil	29,700	Nil
Robert C. Hagerty	Nil	29,700	Nil
David B. Sutcliffe	Nil	29,700	Nil

NOTES:

(1)

One-quarter of the options issued to Messrs. Hagerty and Mueller at the time of the IPO pursuant to the Amended and Restated Equity Incentive Plan vested during the fiscal year ended March 31, 2012. Since July 2010, no option grants have been awarded to the other non-management directors of the Corporation.

(2)

The share-based awards issued to the directors pursuant to the Amended and Restated Equity Incentive Plan are DSUs and are for the purposes of this table considered as being fully vested during the fiscal year ended March 31, 2012 but are not paid out until the resignation or death of a director.

(3)	Messrs. Nathoo and Sodhani, being non-independent directors, do not receive any compensation for serving as directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Amended and Restated Equity Incentive Plan is the only equity compensation plan where the Corporation has outstanding Shares authorized for issuance. The following table sets forth information with respect to the options outstanding under the Amended and Restated Equity Incentive Plan as at March 31, 2012.

Plan Category	Number of Class A Subordinate Voting Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options ($)		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column (a))
Equity compensation plans not approved by Securityholders	Options 3,000,657 RSUs, DSUs & PSUs 625,075	9.11 Nil	(1)	8,518,799	(2)

Total	3,625,732			8,518,799

NOTES:

(1)	All options are priced in U.S. dollars.
(2)	This is the aggregate number of Shares available for issuances of options, RSUs, PSUs and DSUs.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Management is not aware of any indebtedness (other than routine indebtedness) outstanding by any of the directors, executive officers or any of their associates, or any guarantees, support agreements, letters of credit or similar arrangements provided by the Corporation or any subsidiaries, to these individuals, at any time for the fiscal year ended March 31, 2012.

STATEMENT OF CORPORATE GOVERNANCE

Pursuant to NI 58-101, the Corporation is required to disclose certain information relating to its corporate governance practices. This information is set forth below.

Board of Directors

The Board has determined that a minority, i.e. three of the seven directors proposed for election herein, are “independent”, within the meaning of NI 58-101 and the NASDAQ rules. The three independent directors of the Corporation are Michael J. Mueller, Robert C. Hagerty and David B. Sutcliffe. As a result of their prior employment with the Corporation, David Martin and Nancy Knowlton are not considered to be independent of the Corporation. Similarly, as a result of their employment with Apax Partners and Intel, respectively, Salim Nathoo and Arvind Sodhani are not considered to be independent of the Corporation.

The following directors of the Corporation currently serve on the board of directors of other issuers that are reporting issuers (or the equivalent) which are set out below:

Director	Reporting Issuer
Michael J. Mueller	Hydro One Inc.

David B. Sutcliffe	Ballard Power Systems Inc.

Salim Nathoo	iGATE Corporation

Robert C. Hagerty	Plantronics, Inc.

The independent members of the Board have regular meetings without management and non-independent directors as standard practice by typically conducting in camera sessions in conjunction with each Board of Directors meeting. The independent members, who comprise the committee membership of each of the committees established by the Board, conduct in camera sessions involving just the committee members at each such committee meeting as well. The independent members also engage in informal meetings among themselves from time to time as is deemed necessary or prudent.

In addition, the independent members of the Board are authorized to retain independent financial, legal and other experts or advisors as required whenever, in their opinion, matters come before the Board or any committee which require an independent analysis by the independent members of the Board or any committee. The Board has also established a Whistleblower Policy.

David Martin, the Chairman, is not independent of the Corporation. The role of the chairman of the Board includes ensuring that the Board discharges its duties to the Corporation and its Shareholders, chairing all meetings of the Board, encouraging open and frank discussion among the directors of the Corporation and setting the agendas for the meetings of the Board and its committees in consultation with the Chief Executive Officer of the Corporation. See also the corporate governance practices of the Corporation described under “Position Descriptions” of this Information Circular, below, for further details of the role and responsibilities of the chairman of the Board.

Meetings of the Board and the Committees of the Board

The following tables summarize the meetings of the Board and its committees held for the twelve-month period ending March 31, 2012 and the attendance of individual directors of the Corporation at such meetings.

Type of Meeting Held	Number of Meetings
Board	12
Audit Committee	4
Compensation Committee	7
Corporate Governance and Nominating Committee	3

Director	Committee Membership	Committee Meetings Attended	Board Meetings Attended
David Martin	None	n/a	12/12

Nancy Knowlton	None	n/a	12/12

Salim Nathoo	Audit Committee(1)	1/1	11/12

Arvind Sodhani	None	n/a	10/12

Michael J. Mueller	Audit Committee (Chair) Compensation Committee Corporate Governance & Nominating Committee	4/4 7/7 3/3	12/12

Robert C. Hagerty	Audit Committee Compensation Committee (Chair) Corporate Governance & Nominating Committee	4/4 7/7 3/3	12/12

David B. Sutcliffe	Audit Committee(1) Compensation Committee(2) Corporate Governance & Nominating Committee (Chair)(3)	3/3 5/5 3/3	9/9

NOTES:

(1)	Mr. Nathoo was a member of the Audit Committee until June 22, 2011 at which date he was replaced by Mr. Sutcliffe.
(2)	Mr. Sutcliffe became a member of the Compensation Committee upon his appointment as a Director of the Corporation on June 22, 2011.
(3)	Mr. Sutcliffe became Chair of the Corporate Governance & Nominating Committee upon his appointment as a Director of the Corporation on June 22, 2011.

Mandate of the Board

The fundamental responsibility of the Board is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing Shareholder value and ensuring corporate conduct in an ethical and legal manner through an appropriate system of corporate governance and internal control. The Board has adopted a charter to assist it in supervising the management of the Corporation’s business and affairs.

The Board meets frequently and is comprised of individuals with considerable experience as directors of public companies and in respect of corporate governance. The agenda for each Board meeting is carefully planned and set by the Chairman of the Board working in conjunction with the Board and the Chief Executive Officer of the Corporation. Each of the committees of the Board has specific responsibilities delineated in the terms of reference or charter established for each respective committee, such terms of reference or charter having been approved by the Board in each case.

Position Descriptions

The Board has developed and implemented a written position description for each of the Chairman, the Lead Director, the Chief Executive Officer and charters for each of the Board committees.

The Executive Chairman for the year ended March 31, 2012 was David Martin. Effective April 30, 2012, David Martin vacated this position and will continue as Chairman of the Corporation. As Chairman, Mr. Martin has responsibility for effectively managing the affairs of the Board and ensuring it is properly constituted and organized. For purposes of the NASDAQ rules and Applicable Securities Laws, Mr. Martin is deemed not to be an independent director. Accordingly, Robert C. Hagerty, who is an independent director, has as of May 18, 2011, been designated as the Lead Director. The responsibility of the Lead Director is to facilitate the functioning of the Board independently of management. The specific responsibilities of the Lead Director include:

•	ensuring that the responsibilities of the Board are well understood by both the directors and management and the boundaries between the directors and management are clearly understood and respected;

•	providing leadership to ensure that the Board works in an independent, cohesive fashion;

•	ensuring that a process is in place to regularly assess the effectiveness of the Board, its committees and individual directors;

•	ensuring Board leadership in times of crisis;

•	ensuring that functions delegated to Board committees are carried out as represented and results are reported to the Board;

•	ensuring that the Board has in place adequate processes for monitoring and evaluating the performance and accountability of the Executive Chairman and the Chief Executive Officer; and

•	chairing regular meetings of independent board members without management present and acting as the primary liaison between the independent directors and the Chairman.

The terms of reference or the charter of each of the Audit Committee, the Corporate Governance and Nominating Committee, as hereinafter defined, and the Compensation Committee describe certain of the responsibilities of the chairman of each of these committees. The primary role of the chairman of each such committee is managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities. The chairman of the Audit Committee also maintains ongoing communications with the Corporation’s external auditors in order to lead the committee in performing its oversight and other audit-related functions. For further information regarding the Audit Committee, including the relevant education and experience of the committee members, see the Corporation’s AIF for the fiscal year ended March 31, 2012 which is incorporated by reference into, and forms an integral part of, this Information Circular.

Orientation and Continuing Education

Director orientation and continuing education is conducted by the Corporate Governance and Nomination Committee and by the entire Board. All newly elected directors are provided with a comprehensive orientation on all aspects of the business and operations by executive management. This includes familiarization with the reporting structure, strategic plans, significant financial, accounting and risk issues, compliance programs, policies and management, and the external auditor. Existing directors are periodically updated in respect of these matters.

For the purposes of orientation, new directors are given the opportunity to meet with members of the executive management team to discuss the Corporation’s business and activities. The orientation program is designed to assist the directors in fully understanding the nature and operation of the business, the role of the Board and its committees, and the contributions that individual directors are expected to make.

Ethical Business Conduct

The Board has adopted a code of conduct that applies to all the directors, officers and employees, as well as a code of ethics for the Chief Executive Officer and senior financial officers. Upon written request delivered to the

Corporation’s offices at 3636 Research Road N.W., Calgary, Alberta, T2L 1Y1, Attention: Investor Relations, the Corporation will promptly provide a copy of the aforementioned codes free of charge to any Shareholder of the Corporation.

A copy of the relevant code has been provided to each of the directors, officers and employees, and each such person is required to acknowledge annually that he or she has read and will abide by the provisions of the relevant code and has disclosed any transactions or matters of potential conflict. A copy of the relevant code will be provided to each new director, officer and employee, and each such person will be required to acknowledge that he or she has read the relevant code before commencing activities as a director, officer, or employee, as the case may be.

The Board is responsible for determining appropriate actions to be taken in the event of violations of either code. Such actions will be reasonably designed to deter wrongdoing and to promote accountability for adherence to each code.

The Corporation has also adopted a statement of policy regarding insider trading and confidentiality that prohibits personnel from trading in securities of the Corporation while in possession of non-public material information or of any other company while in possession of non-public material information regarding that company, which knowledge was obtained in the course of employment with the Corporation.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is composed of Messrs. Sutcliffe, Mueller and Hagerty, all of whom are independent within the meaning of NI 58-101.

The Corporate Governance and Nominating Committee will assist the Board in carrying out its responsibilities by reviewing corporate governance and nomination issues and making recommendations to the Board as appropriate. The Corporate Governance and Nominating Committee will be responsible for identifying individuals qualified to become directors, recommending to the Board proposed nominees for election to the Board and overseeing the Board’s overall approach to governance, Board processes and leadership. In identifying potential Board members, the Corporate Governance and Nominating Committee will consider, among other things, the competencies and skills the Board as a whole should possess, criteria for candidates after considering the competencies and skills of existing directors, and the competencies and skills of each potential new nominee.

Specific responsibilities of the Corporate Governance and Nominating Committee include:

•	acting in an advisory capacity to the Board on corporate governance and director succession issues;

•	recommending suitable candidates for nomination for election as directors; and

•

developing, maintaining, monitoring and updating as may be required by the Insider Trading and Disclosure Policies and comparable governance-related policies as may be determined by the Board or the committee to be appropriate.

Compensation Committee

The Compensation Committee is currently composed of Messrs. Hagerty, Mueller and Sutcliffe, all of whom are independent within the meaning of NI 58-101.

The Compensation Committee acts on behalf of the Board in all matters pertaining to the appointment, compensation, benefits and termination of members of the senior management team. The Compensation Committee reviews the goals and objectives relevant to the compensation of the senior management team, as well as the annual salary, bonus, pension, severance and termination arrangements and other benefits, direct and indirect, of the senior management team, and makes recommendations to the Board and/or management, as appropriate.

Specific responsibilities of the Compensation Committee include:

•

reviewing management succession plans and processes of the Executive Chairman, the Chief Executive Officer, the President, the Vice President, the Chief Financial Officer, the General Counsel and any other senior employees designated for this purpose by the committee from time to time, and making recommendations to the Board and/or management as appropriate (no other senior employees have been so designated by the committee as of March 31, 2012);

•

reviewing the annual salary, bonus, pension, severance and termination arrangements and other benefits, direct and indirect, of the executive management team and making recommendations to the Board and/or management as appropriate;

•

reviewing and approving (or in the discretion of the Compensation Committee, making recommendation to the Board) recommendations concerning the operation of employee compensation plans, including the terms, eligible participants, vesting, price and incentive targets and the exercise of any discretion provided in these plans;

•	providing recommendation to the board relative to the administering and granting options, awards or rights pursuant to any stock option, purchase plan or incentive plan; and

•

reviewing any proposed disclosure relating to executive compensation. In particular, reviewing, commenting on and approving the statement of Executive Compensation (including the Compensation Discussion and Analysis and related tables) and recommending it to the Board for inclusion in this Information Circular prepared for the annual meeting of Shareholders.

Assessments

The Corporate Governance and Nominating Committee is responsible for making regular assessments of the overall performance, effectiveness and contribution of the Board and each committee, the Chairman of the Board, each committee chairman and each director, and reporting on such assessments to the Board. The objective of the assessments is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuous improvement. In addition to any other matters the Corporate Governance and Nominating Committee deems relevant, the assessments will consider in the case of the Board or a committee, the applicable mandate or charter, and in the case of individual directors, the applicable position descriptions, as well as the competencies and skills each individual director is expected to bring to the Board.

AUDIT COMMITTEE DISCLOSURE

Information regarding the Audit Committee is disclosed in the AIF, which is incorporated by reference into, and forms an integral part of, this Information Circular. The AIF is available on SEDAR at www.sedar.com. Upon written request delivered to the Corporation’s offices at 3636 Research Road N.W., Calgary, Alberta, T2L 1Y1, Attention: Investor Relations, the Corporation will promptly provide a copy of the AIF free of charge to any Shareholder of the Corporation.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of any of the insiders, any proposed nominee for election as a director, or any associate or affiliate of such persons, in any transaction since the fiscal year ended March 31, 2011 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of the subsidiaries, except as disclosed elsewhere in this management information circular.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the notice of the annual general meeting. If any other matter properly comes before the Meeting, the proxy will be voted on those matters in accordance with the best judgment of the person voting the proxy.

ADDITIONAL INFORMATION

Additional financial information regarding the Corporation’s business is contained in the audited consolidated financial statements and management’s discussion and analysis for the fiscal year ended March 31, 2012. These statements and all the continuous disclosure documents submitted to the various regulatory bodies, including the TSX and NASDAQ, in compliance with Applicable Securities Laws can be found on SEDAR at www.sedar.com. Additional information may also be obtained by contacting the Corporation at its offices located at 3636 Research Road N.W., Calgary, Alberta, T2L 1Y1, Attention: Investor Relations.

APPENDIX A

BOARD OF DIRECTORS’ CHARTER

GENERAL

The fundamental responsibility of the board of directors (the “Board”) of SMART Technologies Inc. (the “Company”) is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

The Board has adopted this Mandate, which reflects the Company’s commitment to high standards of corporate governance, to assist the Board in supervising the management of the business and affairs of the Company.

The Board collectively should possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of the Company’s business. The Board should be comprised of that number of individuals that will permit the Board’s effective functioning. The appointment and removal of directors shall occur in accordance with the Company’s by-laws.

SPECIFIC

Executive Team Responsibility

•

Appoint the Chief Executive Officer (“CEO”) and senior officers, approve their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•	Satisfy itself as to the integrity of the CEO and other executive officers and ensure that a culture of integrity is maintained throughout the Corporation.

•	In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management’s responsibilities and a reservation of Board authority.

•	Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of executive management.

•	Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•	Annual review and adoption of a strategic planning process and approval of an annual corporate strategic plan that takes into account, among other things, the opportunities and risks of the business.

•	Ensure that a system is in place to identify the principal risks to the Company and that practical procedures are in place to monitor and mitigate the risks.

•	Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

•	Oversee the establishment and maintenance of an adequate system of internal controls over financial reporting.

•	Oversee the establishment and maintenance of adequate disclosure controls and procedures.

•	Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Company’s financial and other disclosure.

•

Establish and maintain a process to determine if the Company has a material weakness that must be disclosed in its annual or interim MD&A as required under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”).

•

Oversee the establishment of a procedure to ensure the accuracy of the matters certified by the Company’s certifying officers as required under NI 52-109 and make reasonable inquiries to ensure that interim and annual filings are true and accurate in all material respects, do not omit to state a material fact or contain any misrepresentations and ensure that all necessary information as required under NI 52-109 is disclosed in the Company’s interim and annual filings.

•	Review and approve the Company’s financial statements and oversee the Company’s compliance with applicable audit, accounting and reporting requirements.

•	Approve annual operating and capital budgets.

•

Review and consider for approval all material amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy that diverge from the ordinary course of business.

•	Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

•

Approve communications policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders. If practically feasible, as determined by the Board, publicly disseminated materials of the Company shall include a mechanism for feedback of securityholders. Persons designated to receive such information shall be required to provide a summary of the feedback to the directors on a semi-annual basis or at such other more frequent intervals as the Board sees fit.

•

Approve a Code of Conduct for directors, officers, employees, contractors and consultants and a Code of Ethics for CEO and Senior Financial Officers, monitor compliance with the Code of Conduct and the Code of Ethics and approve any waivers of the Code of Conduct and the Code of Ethics for executive officers and directors.

•	Meet without management and non-independent directors from time to time as appropriate.

Board Process/Effectiveness

•	Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•

Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

•	Approve the nomination of directors.

•	Determine Board member qualifications.

•	Provide a comprehensive orientation to each new director.

•	Establish committees and approve their respective mandates and the limits of authority delegated to each committee. Assess the suitability of their mandates at least annually.

•	Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members. Assess the effectiveness of the committees at least annually.

•	Develop and maintain a Board succession plan that is responsive to the needs of the Company and the interests of its shareholders.

•

Establish suitable arrangements for directors’ compensation to ensure that it properly reflects the contributions expected from directors and the responsibilities and risks involved in being a director.

Directors’ Responsibilities

•

Directors must act honestly and in good faith with a view to the best interests of the Company. Directors must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In order to fulfill their responsibilities, each director is expected to:

•	participate, with management, in developing a multi-year strategic plan and annual business plans and approve such plans;

•

develop and maintain a thorough understanding of the Company’s operational and financial objectives, financial position and performance and the performance of the Company relative to its principal competitors;

•	ensure that the Company’s activities are at all times conducted in accordance with the purpose of the Company, its strategic plan and operating policies;

•	diligently prepare for each meeting, including reviewing all meeting materials distributed in advance;

•	actively and constructively participate in each meeting, including seeking clarification from management and outside advisors where necessary to fully understand the issues under consideration;

•	engage in continuing education programs for directors, as appropriate; and

•	diligently attend meetings of the Board and any committee of which he or she is a member.

Other Directorships and Significant Activities

The Company values the experience directors bring from other boards on which they serve and other activities in which they participate, but recognizes that those boards and activities also may present demands on a director’s time and availability and may present conflicts or legal issues, including independence issues. No director should serve on the board of a competitor or of a regulatory body with oversight of the Company. Each director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the director’s time and availability for his commitment to the Company. Directors should advise the Chair of the Board and the CEO before accepting membership on other public company boards of directors or any audit committee or other significant committee assignment on any other board of directors, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the director’s relationship to the Company.

Independent Advice

In discharging its mandate, the Board shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Board determines to be necessary to permit it to carry out its duties.